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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13a-17 OR 15d-17 THEREUNDER

                         ADVANCED MATERIALS GROUP, INC.
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                (Exact name of issuer as specified in charter)

         20211 South Susana Road, Rancho Dominguez, California 90221
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                  (Address of principal executive offices)

Issuer's telephone number, including area code     (310) 537-5444
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:


  1. Title of security        Common stock, par value $.001 per share
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  2. Number of shares outstanding before the change         9,173,541
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  3. Number of shares outstanding after the change          10,434,348
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  4. Effective date of change                                12/22/95
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  5. Method of change:
     Specify method (such as merger, acquisition, exchange,
     distribution, stock split, reverse split, acquisition of
     stock for treasury, etc.)       Sale of stock for cash
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     Give brief description of transaction    Sale of stock in a private
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     placement to Trilon Dominion Partners, LLC, for cash of $.5552 per share.
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                        II. CHANGE IN NAME OF ISSUER

  1. Name prior to change
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  2. Name after change
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  3. Effective date of charter amendment changing name
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  4. Date of shareholder approval of change, if required
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Date      December 29, 1995                         J. E. FULLERTON
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                                             (Officer's signature & title)
                                             Vice President and Controller